Exhibit 99.1

Resource Extraction Payment Report

As disclosed under Item 2.01, on May 2, 2023, the registrant’s wholly-owned subsidiary, Century Aluminum Jamaica Holdings, Inc., completed the acquisition of all the outstanding share capital of General Alumina Holdings Limited, the holder of a 55% interest in Jamalco JV (“Jamalco”), an unincorporated joint venture engaged in bauxite mining and alumina production in Jamaica.  Pursuant to Item 2.01(b)(2) of Form SD, the registrant will not commence reporting the information required under Rule 13q-1 until the submission of its Form SD for the fiscal year ended December 31, 2024.